This endorsement, effective   *12:01 am   June 30. 2018*   forms a part of
policy number   *01-551-68-68*
issued to   *GRIFFIN INSTITUTIONAL ACCESS REAL ESTATE FUND*

by   *National Union Fire Insurance Company of Pittsburgh. Pa.*

BOND PERIOD EXPANDED

It is agreed that:

1.   Item 2 of the Declarations is deleted and replaced with thefollowing:

     Item 2.   Bond Period: from 12:01 a.m. on 06/30/2017 to 12:01 a.m. on 11/20/2018

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations,
     conditions, or agreements of the attached bond other than as abovestated.



_____
AUTHORIZED REPRESENTATIVE

122554 (10/16)   *END 18*

<u>ENDORSEMENT#</u>   *19*

This endorsement, effective   *12:01 am*   *June 30. 2018*   forms a part of
policy number   *01-551-68-68*
issued to   *GRIFFIN INSTITUTIONAL ACCESS REAL ESTATE FUND*

by   *National Union Fire Insurance Company of Pittsburgh. Pa.*

PREMIUM TRANSACTION ENDORSEMENT

In consideration of the additional premium of $2,322, it is hereby understood and agreed that as of 06/30/2018 the policy is hereby amended by adding the endorsement scheduled below:

Number   Endorsement Name

#18   BOND PERIOD EXPANDED

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

122605 (10/16)   *END 19*

This endorsement, effective   *12:01 am*   *June 30. 2018*   forms a part of

policy number   *01-551-68-68*

issued to *GRIFFIN INSTITUTIONAL ACCESS REAL ESTATE FUND*

by   *National Union Fire Insurance Company of Pittsburgh. Pa.*

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the "Forms Index" Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE
122554	10/16	BOND PERIOD EXPANDED
122605	10/16	PREMIUM TRANSACTION ENDORSEMENT
SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

Authorization to Extend Fidelity Bond

RESOLVED, that the Board, including a majority of the Independent Trustees, authorizes the officers of the Griffin Institutional Access Real Estate Fund to extend the term of the Fund's current Fidelity Bond to the November 20, 2018, in the form presented in the Meeting Materials; and

FURTHER RESOLVED, that the officers of the Griffin Institutional Access Real Estate Fund are authorized to execute the Fidelity Bond on behalf of the Fund and to make, or cause to be made, the filings and give the notices required by paragraph (h) of Rule 17g-1.